ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 4, 2017	Matthew C. Micklavzina T +1 212.841.8849 matthew.micklavzina@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attention: Ms. Valerie Lithotomos

Re:                             Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Schroder Series Trust and Schroder Global Series Trust (the “Trusts”) (File Nos. 33-65632 and 811-7840 and File Nos. 333-105659 and 811-21364, respectively) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2016

Dear Ms. Lithotomos:

This letter sets forth the responses of the Trusts to comments you provided to me telephonically on December 29, 2016 regarding the Proxy Statement.  The Proxy Statement relates to Schroder Total Return Fixed Income Fund, Schroder Long Duration Investment-Grade Bond Fund, Schroder Emerging Markets Small Cap Fund and Schroder Short Duration Bond Fund, each a series of Schroder Series Trust, and Schroder North American Equity Fund, a series of Schroder Global Series Trust, (each a “Fund” and collectively the “Funds”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.

Questions and Answers (page 6)

1.              Comment:     In the answer to Question Two, please expand upon the description of the transition.  Please clarify whether the transition is a reorganization of the Funds into another trust, or whether the Funds are being moved into another trust without a reorganization.  Please explain supplementally why a filing on Form N-14 is not required.

Response:     The transition of the Funds to the SEI Platform is not a reorganization of any of the Funds.  The proposals merely seek the approvals necessary to elect the individuals who currently serve as trustees of the other funds on the SEI Platform as the Trustees of the Trust and to have SEI Investments Global Funds Services serve as the sole administrator to the Funds.

The response to Question Two has been revised to include the following clarifying statements:

As a result, after considering various options for the Funds, SIMNA obtained board approval for, and is now recommending to shareholders, the changes described in this Proxy Statement to transition the ~~Funds~~Trusts to the SEI Advisors Inner Circle mutual fund platform (the “SEI Platform”).  Specifically, the proposals seek the approvals necessary to elect the individuals who currently serve as trustees of the other trusts on the SEI Platform as the Trustees of the Trusts and to have SEI Investments Global Funds Services serve as the sole administrator to the Funds. . . .

The transition will not result in any changes to the Funds’ investment objectives, principal investment strategies, investment adviser ~~or~~, portfolio management teams, form of organization or organizational documents.  SIMNA will continue to serve as investment adviser to the Funds and Schroder Investment Management North America Limited (“SIMNA Ltd.”) will continue to serve as sub-adviser to Schroder Emerging Markets Small Cap Fund~~,~~ and Schroder North American Equity Fund.  In addition, the transition will not result in a change in the Funds’ auditor, transfer agent, or custodian.

2.              Comment:     Please explain whether changes are being made to the Funds’ fundamental policies, domicile, or organizational form.  The Staff notes that if such changes are being made, votes should be unbundled.

Response:     The Trusts confirm that no changes to the Funds’ fundamental policies, domiciles or organizational form are proposed and disclosure to that effect has been added in the response to Question Two.

3.              Comment:     The answer to Question Six states that “efficiencies provided by the scope and breadth of the SEI Platform are expected to reduce the Funds’ expense ratios over time as the Funds achieve greater scale.”  Please include disclosure explaining the basis for this statement and the rationale for believing that economies of scale will be seen immediately or clarify the statement if a different meaning is intended.

Response:     The Trusts have revised the referenced disclosure to read as follows:

Although the administrative services fees to be charged by SEI after the transition are expected initially to be higher than the current administrative fees, cost efficiencies provided by leveraging the scope and breadth of the SEI Platform are expected to reduce the Funds’ expense ratios over time ~~as the Funds~~, as the much larger SEI Platform provides the Funds with greater potential to spread fixed costs over a larger asset base and experience economies of scale as compared to the Funds’ potential to achieve those economies of scale on a stand-alone basis.  Further, by transitioning to the SEI Platform, the Funds could take advantage of SEI’s bargaining power by participating in potentially more favorable contractual arrangements with service providers negotiated by SEI.  However, there can be no assurances that any of the funds, including the Funds, will achieve greater scale over time.

4.              Comment:    In the answer to Question Six, please explain supplementally why the Other Fund Restructurings are relevant to the Funds’ total expense ratios.

Response:     Until October 24, 2016, the Funds were part of a fund complex with 16 funds and assets under management of approximately $3.6 billion.  Following the Other Fund Restructurings that occurred on or about October 24, 2016 and December 20, 2016, the Funds were part of a significantly smaller fund complex with approximately 5 funds and $1.0 billion in assets under management.  This smaller overall asset base is anticipated to cause each Fund’s total operating expense ratio to increase.  When the Board evaluated the potential benefits of the proposals to be presented to shareholders, the Board considered the potential benefits to the Funds of the proposals against other available alternatives, including remaining as a stand-alone fund complex with the lower overall assets and potentially higher total expense ratios that would result following the Other Fund Restructurings.  Accordingly, the Trusts believed providing information about the Other Fund Restructurings would be helpful in understanding why the proposals were submitted to shareholders and evaluating the proposals themselves.

5.              Comment:    The answer to Question Six states that “[h]owever, due to efficiencies provided by the scope and breadth of the SEI Platform, the total expense ratios of all of the Funds are expected to be lower over time than current total expense ratios to the extent the Funds achieve larger scale.”  Please revise this statement or explain its basis supplementally.  The Staff may have further comments based on your response.

Response:     The Trusts have revised the referenced disclosure to read as follows:

Although the administrative services fees to be charged by SEI after the transition are expected initially to be higher than the current administrative fees, cost efficiencies provided by leveraging the scope and breadth of the SEI Platform are expected to reduce the Funds’ expense ratios over time ~~as the Funds~~, as the much larger SEI Platform provides the Funds with greater potential to spread fixed costs over a larger asset base and experience economies of scale as compared to the Funds’ potential to achieve those economies of scale on a stand-alone basis.  Further, by transitioning to the SEI Platform, the Funds could take advantage of SEI’s bargaining power by participating in potentially more favorable contractual arrangements with service providers negotiated by SEI.  However, there can be no assurances that any of the funds, including the Funds, will achieve greater scale over time.

Proposals 1 and 2

6.              Comment:    Please confirm supplementally that the Trusts’ Declarations of Trust and Bylaws will not change following the transition.  If the organizational documents will be different, explain what those consequences will be to Fund shareholders.

Response:     The Trusts confirm that no changes to their respective organizational documents are proposed.

7.              Comment:    Beginning on Page 12, in the information provided in the tables under “Nominees for Trustee,” please ensure the information provided under “Other Directorships Held by Nominee Trustee” contains information for the past five years.

Response:     The Trusts confirm that the information provided in the column “Other Directorships Held by Nominee Trustee” contains information for the past five years.

Proposal 3 (page 24)

8.              Comment:    The following disclosure appears on page 24: “Because the Proposal 3 Funds would pay SIMNA the same fee for fewer services, the removal of the administrative services component from the Existing Management Contracts might be seen as an increase in the fees payable by the Proposal 3 Funds to SIMNA.”  Please rephrase to state that the removal of administrative services is “effectively” an increase in fees.

Response:     The Trusts have revised the referenced disclosure to read as follows:

No change to the rate of compensation payable to SIMNA is proposed.  The rate of management fees the Proposal 3 Funds would pay under the Amended and Restated Management Contracts would remain the same as the rate of fees they currently pay, even though SIMNA will no longer be providing administrative oversight and certain other services to the Proposal 3 Funds.  Because the Proposal 3 Funds would pay SIMNA the same fee for fewer services, the proposed removal of the administrative services component from the Existing Management Contracts ~~might be seen as~~is effectively an increase in the ~~fees~~compensation payable by the Proposal 3 Funds to SIMNA for the services proposed to remain under the Amended and Restated Management Contracts.  It is proposed that the rate of management fees would remain the same in light of management’s view that the component of the management fee charged for providing and overseeing fund administrative services was not a driving factor in determining the current management fees and that those services were ancillary to SIMNA’s services as investment adviser to the Proposal 3 Funds under the Existing Management Contracts.

9.              Comment:    Please explain the basis for the statement that the administrative services provided by SIMNA were ancillary and not a driving factor in determining the current management fees.

Response:     The Trusts respectfully submit that the referenced disclosure conveys that the principal services SIMNA was retained to provide under the Amended and Restated Management Contracts were investment advisory services and that the administrative services called for under the Existing Management Contracts were merely ancillary to those advisory services.  The Trusts also respectfully submit that the referenced disclosure is consistent with the Board’s findings that the rate of compensation payable under the Amended and Restated Management Contracts remained reasonable and appropriate even after the proposed removal of the required administrative services from the Existing Management Contracts.  In this respect, the Board considered information SIMNA provided regarding the comparability of each Fund’s fees with, where applicable, the fees SIMNA charges its non-Fund clients with substantially similar investment strategies for investment advisory services only.

Additional Information (page 33)

10.       Comment:    In the section titled “Adjournment,” please note it is the Staff’s position that a separate authorization permitting proxy holders to vote in favor of an adjournment is necessary for those proxy holders to vote for an adjournment when a Fund has reached quorum but there are insufficient votes in favor of a Proposal to take action on it.

Response:     Without necessarily agreeing with the Staff position, for clarity, the Trusts have revised the proxy cards to include the following:

“This proxy authorizes the proxy holders listed on the back of this card to represent the undersigned on any other business that may properly come before the Meeting, including any adjournments thereof, in the discretion of the proxy holder(s).”

Exhibit A — Nominating Committee Charter (page 34)

11.       Comment:    Please disclose in the Proxy Statement why the Trusts have included the Nominating Committee Charter as an exhibit to the Proxy Statement.

Response:     The Trusts respectfully note that such disclosure is required pursuant to Item 22(b)(15)(ii)(a) of Schedule 14A and Item 407(c)(1)-(2) of Reg. S-K.  General Instruction 2 to Item 407 of Reg. S-X requires a registrant provide the nominating committee charter in the proxy statement where such charter is unavailable on the registrant’s website.  Because the Trusts’ nominating committee charter is unavailable on their website, it has been included as an exhibit to the Proxy Statement.  The Trusts have revised the disclosure to read as follows:

Additional information regarding Nominating Committee procedures is available in the Nominating Committee’s Charter attached as Exhibit A.  The Charter is provided as Exhibit A to the proxy statement because it is not available on the Funds’ website.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.  Thank you for your efforts in reviewing the Proxy Statement.

Very truly yours,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Reid B. Adams, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.